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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 4)

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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                           ACME-CLEVELAND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           ACME-CLEVELAND CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON SHARES, $1 PAR VALUE
            SERIES A CONVERTIBLE PREFERRED SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  004626-10-7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID L. SWIFT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ACME-CLEVELAND CORPORATION
                       30100 CHAGRIN BOULEVARD, SUITE 100
                          PEPPER PIKE, OHIO 44124-5705
                           TELEPHONE: (216) 595-9090

                      (NAME, ADDRESS AND TELEPHONE NUMBER
                   OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                           DONALD H. MESSINGER, ESQ.
                          THOMPSON HINE & FLORY P.L.L.
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216

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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on March 20, 1996 and subsequently amended (as amended to date, the "Schedule 14D-9") by Acme-Cleveland Corporation (the "Company") in connection with a tender offer (the "Offer") made by WEC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all outstanding Common Shares and all outstanding Series A Preferred Shares of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 7, 1996, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented. Each of the defined terms used in this Amendment No. 4 has the meaning given to it in the Schedule 14D-9. References to Shares shall be deemed to include the associated preferred share purchase rights.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b) of the Schedule 14D-9 is amended and supplemented by adding at the end thereof the following:

     On June 3, 1996, the Company and Danaher issued a joint press release announcing that they had entered into a definitive merger agreement dated May 31, 1996 pursuant to which Danaher will amend the Offer, among other things, to increase the Offer Price from $27 to $30 per Share, net to the seller in cash, without interest, for all outstanding Shares and stock purchase rights not already owned by Danaher and its affiliates. Holders of any Shares not owned by Danaher after completion of the Offer will receive $30 per Share net to the seller in cash, without interest, in a second-step merger. A copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference. The foregoing description of the press release is qualified in its entirety by reference to the text of the press release.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

     Except as set forth in Item 3(b) herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in any of the matters referred to in paragraph (a) of this Item 7.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (1) Joint Press Release of Danaher and the Company, dated June 3, 1996.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: June 3, 1996

                                      ACME-CLEVELAND CORPORATION

                                      By: /s/ DAVID L. SWIFT
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                                          David L. Swift, Chairman of the Board,
                                          President and Chief Executive Officer

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